PRESS RELEASE                   INTERSHOP(TM)
01.08.2001


                 INTERSHOP REPORTS SECOND QUARTER 2001 FINANCIAL
                                     RESULTS


LICENSE REVENUE RISES 37 % SEQUENTIALLY, AS RESTRUCTURING PLAN GAINS TRACTION

HAMBURG,  GERMANY - AUGUST 1, 2001 - INTERSHOP  COMMUNICATIONS  AG (NEUER MARKT:
ISH, NASDAQ: ISHP), a global provider of e-business software, today announced financial results for the second quarter of fiscal 2001, ended June 30, 2001.

Second quarter revenue  totaled Euro 22.0 million  compared with revenue of Euro
32.6 million for the second quarter of 2000, reflecting a year-over-year decline of Euro 10.6 million or 33 percent. Sequentially, second quarter revenue rose 8 percent to Euro 22.0 million compared with first quarter 2001 revenue of Euro
20.3 million. License revenues rose 37 percent to Euro 7.8 million compared with license revenue of Euro 5.7 million in the first quarter of 2001.

The Company reported a second quarter 2001 net loss of Euro 28.3 million or a loss of Euro 0.32 per share, compared to net income of Euro 1.3 million or Euro
0.01 per share in the second quarter of 2000. Sequentially, second quarter net loss improved by Euro 6.3 million or 18 percent compared with a net loss of Euro
34.6 million or a loss of Euro 0.39 per share. EBITDA* improved by 29 percent quarter-on-quarter to a Euro 22.2 million loss.

Total liquidity including cash and cash equivalents, marketable securities, and restricted cash as of June 30, 2001 was Euro 55.6 million compared with Euro
75.8 million as of March 31, 2001.


  ___________________________________________________________________________________________________
  In millions, except per share data               Q2, 2001            Q2, 2000           Q1, 2001

  ___________________________________________________________________________________________________
  Total Revenue                                   Euro 22.0           Euro 32.6          Euro 20.3
  ___________________________________________________________________________________________________
  License Revenue                                  Euro 7.8           Euro 22.5           Euro 5.7
  ___________________________________________________________________________________________________
  EBITDA*                                         Euro (22.2)          Euro 4.9          Euro (31.4)
  ___________________________________________________________________________________________________
  Operating Income/(Loss)                         Euro (27.2)          Euro 0.8          Euro (35.6)
  ___________________________________________________________________________________________________
  Net Income/(Loss)                               Euro (28.3)          Euro 1.3          Euro (34.6)
  ___________________________________________________________________________________________________
  Diluted Net Income/(Loss) Per Share             Euro (0.32)         Euro 0.01          Euro (0.39)
  ___________________________________________________________________________________________________

 *EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated after Euro 2.5 million write-down in investments.

SECOND QUARTER 2001 HIGHLIGHTS

o Revenue rose 8 percent compared with the first quarter of 2001, in a difficult global IT spending environment.
o   License revenues rose 37 percent compared with the first quarter of 2001.
o   31 Enfinity platforms sold; 293 Enfinity platforms sold since launch.
o 135 new customer wins included: bol.com, Siemens Brazil, Continental AG, Quelle AG.
o 284 existing customer wins included: Hewlett Packard, Motorola, Alcatel, BellSouth, Otto Group, The Spiegel Group, Swarovski, Plastic Omnium, Electronic Arts.
o   New Intershop  second  quarter  partners  included  global  consulting  firm
    Accenture.

o Gross margins rose significantly as cost saving initiatives filter throughout global structure. Total gross margin was at 47 percent vs. 28 percent in the first quarter of 2001, service margin (including other revenue) at 28 percent vs. 3 percent in the first quarter of 2001.
o Global turnaround program yielding significant operational and financial progress.
o   Net loss declined 18 percent compared with the first quarter of 2001.
o Ray Schaaf appointed President of Americas to extend United States market penetration.
o Enfinity standard e-commerce software and platform maintained the # 1 E-commerce position in Forrester Research's e-commerce TechRanking.
o   Launch of enhanced Enfinity version 2.2.

MANAGEMENT REVIEW

Intershop CEO Stephan Schambach commented, "While the macro economic factors affecting global economic activity, particularly in the IT sector, continue to pose significant challenges in the short term, I am pleased with the fundamental progress we have made in implementing our turnaround program. With the number one ranked e-commerce solution, as ranked by top independent research, our technology and product suite fundamentals remain strong." COO Wilfried Beeck stated, "While Europe remains our largest market, we are taking very defined actions to increase our reach in key markets such as North America. Through partner channel development we ensure our world-class solutions reach the key IT decision makers in these challenging times. When examining our second quarter performance regarding revenue, increased license sales, operating cost savings and higher gross margins, it is evident that our global turnaround program has further gained traction throughout the organization and is yielding results today."

WORLDWIDE RESTRUCTURING PROGRAM

The end of the second quarter of 2001 marked approximately six months of execution since the formal January 12th, 2001 launch of Intershop's worldwide restructuring program and significant progress has been made in all three core initiatives. The goal of the program is to align Intershop's worldwide organizational structure, Intershop's product offering as well as its sales and distribution channels with the dynamic nature of the current global e-commerce environment.

STREAMLINING THE ORGANIZATION

In adapting Intershop to the rapid changes that have been affecting the global e-commerce market, Intershop has taken aggressive steps to redefine every level of the organization to increase efficiencies and optimize organizational processes and structures. These efforts are reflected in the following second quarter achievements:

o Strengthening of Intershop senior management team: Ray Schaaf appointed to the role of President of the Americas. The U.S. remains a strategically important market for Intershop.

o Ongoing headcount reduction efforts during the second quarter resulted in Intershop total employee count ending June 30, 2001 at 1,101 employees, a net reduction of 67 positions or 6 percent from the end of the first quarter of 2001.

o Operating losses improved by Euro 8.4 million to Euro 27.2 million, a 24 percent improvement compared to the first quarter of 2001.

o Total gross margins as a percentage of total second quarter revenue rose to 47 percent, up from 28 percent in the first quarter of 2001. Service gross margins as a percentage of second quarter service revenue (including other revenue) rose to 28 percent from 3 percent in the first quarter of 2001.

o Intershop sales processes were reorganized around the vertical lines of business offerings: Retail & Consumer Goods, High-Tech & Engineering, Automotive, Cross-Industry and Application Service Provider (ASP) / Telecommunications.

REFOCUSING SALES ACTIVITIES

With a world-class product suite of e-business software solutions, the realignment of Intershop's internal and external sales force as well as expansion of strategic partnerships have been top priorities. To increase the flow of direct license sales through partners, Intershop launched a global partner program to foster, incentivize and reward partners. New formal agreements integrate Intershop with our partners' own e-business sales efforts to utilize joint lead generation and active pipeline management.

o   The global partner program has been very well received.

o Global consulting firm Accenture was added to the partner program. The partnership with Accenture includes training of Accenture consultants, extensive technical and developer support, installation of standard solutions and dedicated consultants. Accenture is providing e-business sales introductions and supporting active lead generation for Intershop offerings.

o Partnership with ASP Corio Inc., enables Intershop to offer hosted supplier solutions -Intershop's key market segment in the U.S.

o 135 new customer wins in the second quarter included Bertelsmann's online subsidiary bol.com, Siemens Brazil, Continental AG, Quelle AG.


EXPANDED SOLUTION OFFERING

With e-business customers enduring a weak macro-environment and reduced IT budgets, customers are more selective than ever in the allocation of IT spending dollars. Intershop Enfinity provides high Return-on-Investment (ROI) and fast time-to-market business software with a low cost of total ownership. These performance features combined with Enfinity's open platform architecture and out-of-the-box standard e-commerce software solutions have proven to be very effective in meeting the needs of our partners and customers.

o Enfinity maintains the number one rating in the independent ranking of e-commerce business platforms by Forrester Research.

o Launch of new version Enfinity 2.2 dramatically improves transaction capacity and performance to accommodate over one million transactions per day.

o Industry-specific and cross-industry solutions to better address the enterprise space were well received by clients. Vertical markets solutions include: Automotive, High-Tech & Engineering, Retail and Consumer Goods. These segments reflect the sectors of the highest demand for Intershop products and leverage the sectors where Intershop has the strongest track record for solution implementation and execution. Retail solutions met with strong demand from existing and new customers.

o Intershop's solid customer base of more than 2,000 companies worldwide demonstrates strong global market penetration.

OUTLOOK 2001

COO Wilfried Beeck stated, "Based on the significant progress Intershop has made in implementing the organizational changes, we are committed to achieving EBITDA profitability on a quarterly basis by the end of 2001. However, visibility remains low because of ongoing weakness in global IT spending patterns. Assuming current market conditions and the historical seasonal impact of summer holidays on third quarter business activity in Europe, total revenue for the third quarter is expected to be flat over the second quarter of 2001. Looking to the full year 2001, we forecast total annual revenue will be below last year's."

INVESTOR CONFERENCE CALL INFORMATION

The Company will hold a conference call (audio Webcast at http://www.intershop.com, section investors) with CEO Stephan Schambach, COO Wilfried Beeck and Vice President of Finance Dirk Reiche to discuss more details regarding Q2 results, the progress in the execution of Intershop's restructuring program as well as the Company's outlook. The conference call is scheduled for Wednesday, August 1, 2001, 5 - 6.30 pm Central European Time / 11 am - 12.30 pm Eastern Daylight Time. A replay of the call will also be made available via the Internet at http://www.intershop.com.

ABOUT INTERSHOP

Intershop Communications AG (NASDAQ: ISHP; Neuer Markt: ISH) is a leading provider of e-business solutions to globally operating enterprises. Intershop's standard e-business software and platform Enfinity enables corporations to optimize their business relations, and improve the efficiency of their business activities, to cut costs and to increase their margins on sales. To develop industry-specific and cross-industry solutions, Intershop uses its extensive know-how from successfully executed customer projects as well as partnerships with leading consulting companies. Intershop's solutions combine extensive functionality with maximum flexibility and enable a swift return on investment
(ROI). They are fast and easy to implement and can be integrated seamlessly into existing systems. Intershop's customers include some of the world's largest business enterprises. Intershop was founded in 1992, has over 20 offices around the world, and can be found at HTTP://WWW.INTERSHOP.COM.


INVESTOR RELATIONS:                               PRESS EUROPE:
Klaus F. Gruendel                                 Heiner Schaumann
T:+49-3641-50-1000                                T:+49-40-23709-128
F:+49-40-23709-111                                F:+49-3641-50-1002
K.GRUENDEL@INTERSHOP.COM                          H.SCHAUMANN@INTERSHOP.DE

INVESTOR RELATIONS CONTACT U.S.                   PRESS U.S.:
Amy Shoffner                                      Sabrina Austin
T:+1-415-844-1555                                 T:+1-415- 844-1500
F:+1-415-449-3573                                 F: +1-415-844-3783
A.SHOFFNER@INTERSHOP.COM                          PUBLICRELATIONS@INTERSHOP.COM


THIS PRESS RELEASE CONTAINS STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SAFE-HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INCLUDE, FOR EXAMPLE, STATEMENTS ABOUT THE COMPANY'S PLANS AND EXPECTATIONS AND WHAT IT ANTICIPATES OR BELIEVES, AND REFLECT, AMONG OTHER THINGS, MANAGEMENT'S PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AS WELL AS CURRENT VIEWS WITH RESPECT TO FUTURE ECONOMIC AND
MARKET CONDITIONS AS WELL AS FINANCIAL PERFORMANCE. ESTIMATES REFLECT THE CURRENT POINT IN TIME ONLY AND MANAGEMENT ASSUMES NO RESPONSIBILITY TO UPDATE THESE FIGURES BETWEEN QUARTERS. ALL FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS PRESS RELEASE AND REFLECT OUR BEST ESTIMATES BASED ON CURRENT INFORMATION. INTERSHOP UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS.
ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS ON ACCOUNT OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SPECIFICALLY THE CURRENT SOFTNESS IN IT SPENDING, SUCCESSFULLY COMPLETING THE CURRENT RESTRUCTURING EFFORTS, GAINING BRAND AWARENESS AND ADEQUATE MARKET PENETRATION, AND MANAGING A GLOBAL ENTERPRISE. THESE AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" IN THE COMPANY'S MANAGEMENT REPORT IN THE ANNUAL REPORT 2000 AND THE PROSPECTUS DATED SEPTEMBER 28, 2000 RELATING TO THE COMPANY'S INITIAL PUBLIC OFFERING OF COMMON STOCK.



                           Intershop Communications AG
                      Condensed Consolidated Balance Sheet
                         (in thousands Euro; unaudited)


                                                              June 30,    December 31,
                                                                2001          2000
                                                                       Euro
                                                           ---------------------------
                ASSETS
Current assets:
   Cash and cash equivalents                                    28,453          84,062
   Marketable securities                                        19,246          27,509
   Restricted cash                                               7,937             168
   Trade receivables, net of allowances for doubtful
     accounts of Euro12,165 and Euro5,181, respectively         26,427          36,984
   Prepaid expenses and other current assets                     7,361           7,793
                                                           ---------------------------
      Total current assets                                      89,424         156,517
Property and equipment, net                                     22,894          22,054
Investments                                                        719           2,550
Goodwill and acquired intangible assets, net                    20,884          25,562
Other assets                                                     4,812           2,772
                                                           ---------------------------
      Total assets                                             138,734         209,455
                                                           ===========================

                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current debt and current maturities of long-term debt           129             193
   Accounts payable                                              3,922          10,345
   Accrued liabilities                                          14,515          17,973
   Deferred revenue                                              6,429           6,817
                                                           ---------------------------
      Total current liabilities                                 24,996          35,328
Long Term Liabilities                                              178               -
Deferred revenue                                                   141             159
                                                           ---------------------------
      Total liabilities                                         25,315          35,487
                                                           ---------------------------

Shareholders' equity
   Common stock, stated value Euro1 - authorized:
     154,187,975 shares; outstanding: 88,177,307
     and 88,003,016 shares at June 30, 2001 and
     December 31, 2000 respectively                             88,177          88,003
   Paid-in capital                                             168,908         168,585
   Accumulated deficit                                        (147,208)        (84,328)
   Accumulated other comprehensive income                        3,542           1,709
                                                           ---------------------------
      Total shareholders' equity                               113,419         173,969
      Total liabilities and shareholders' equity               138,734         209,455
                                                           ===========================



                           Intershop Communications AG
                 Condensed Consolidated Statement of Operations
        (in thousands Euro, except per share amounts; unaudited; US-GAAP)

                                                Three Months Ended       Six Months Ended
                                                    June 30,                 June 30,
                                              ----------------------------------------------
                                                2001         2000        2001         2000
                                                ----         ----        ----         ----
                                                Euro         Euro        Euro         Euro
Revenues:
   Licences                                     7,844       22,539      13,557       39,950
   Services, maintenance and other revenue     14,141       10,030      28,705       17,591
                                              ----------------------------------------------
   Total revenues                              21,985       32,569      42,262       57,541

Cost of revenues:
   Licences                                     1,314        1,581       1,764        3,280
   Services, maintenance and other revenue     10,251        8,660      24,394       14,207
                                              ----------------------------------------------
   Total costs of revenues                     11,565       10,241      26,158       17,487

Gross profit                                   10,420       22,328      16,104       40,054

Operating expenses:
   Research and development                     4,223        1,927       8,775        3,534
   Sales and marketing                         17,811       14,224      38,244       25,318
   General and administrative                  12,030        5,408      24,129        9,343
   Goodwill and acquired intangible asset
     amoritization                              2,398          -         4,737          -
   Restructuring costs                          1,114          -         2,995          -
                                              ----------------------------------------------

   Total operating expenses                    37,577       21,559      78,879       38,195

   Operating income (loss)                    (27,157)         769     (62,775)       1,859
   Other income (expense), net:
   Interest income                                719          137       2,125          225
   Interest expense                                (3)          (3)        (12)        (139)
   Write-down of investments                   (2,482)         -        (2,482)         -
   Other income                                   596          442         264        1,015
                                              ----------------------------------------------
   Total other income                          (1,171)         576        (104)       1,101

Net income (loss)                             (28,327)       1,345     (62,880)       2,960
                                              ----------------------------------------------
                                              ----------------------------------------------
Basic earnings (loss) per share                 (0.32)        0.02       (0.71)        0.04
                                              ==============================================
Diluted earnings (loss) per share               (0.32)        0.01       (0.71)        0.03
                                              ==============================================

Shares used in computing:                     ----------------------------------------------
   For basic earnings (loss) per share         88,125       83,017      88,082       82,771
                                              ----------------------------------------------
   For diluted earnings (loss) per share       88,125       100,409     88,082       100,436
                                              ----------------------------------------------




                          Intershop Communications AG
                 Condensed Consolidated Statement of Cashflows
                         (in thousands Euro; unaudited)

                                                                       Six Months Ended
                                                                           June 30th
                                                               ----------------------------
                                                                   2001              2000
                                                                   ----              ----
                                                                   Euro              Euro
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                (62,880)             2,960
Adjustments to reconcile net loss to cash used in operating
  activities -
Depreciation and amortization                                      4,343              1,998
Amortization of goodwill                                           4,678                -
Depreciation of investments                                        2,482                -
Provision for doubtful accounts                                    8,984              1,281
Amortization of deferred compensation                                -                  142
Gain on disposal of marketable securities                           (692)               -
Change in:
Accounts receivable                                                1,574            (16,118)
Prepaid expenses and other current assets                            432            (12,496)
Other assets                                                      (2,040)              (266)
Accounts payable                                                  (6,423)             3,904
Deferred revenue                                                    (405)             2,070
Accrued expenses and other liabilities                            (3,231)             6,321
                                                               ----------------------------

Net cash used in operating activities                            (53,178)           (10,204)
                                                               ----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash                                                   (7,768)               (70)
Purchases of equipment, net of capital leases                     (5,183)            (9,863)
Sale proceeds on disposal of marketable securities                28,716                -
Purchase of marketable securities                                (19,974)               -
                                                               ----------------------------

Net cash provided by/(used in) investing activities               (4,210)            (9,933)
                                                               ----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                                   497             15,787
Proceeds from debt issuance                                          -               10,758
Collection on notes receivable from stockholders                     -                  141
Repayments of indebtedness                                           -               (1,033)
                                                               ----------------------------

Net cash provided by financing activities                            497             25,653
                                                               ----------------------------
Effect of change in exchange rates on cash                         1,283                473
                                                               ----------------------------

Net change in cash and cash equivalents                          (55,609)             5,989

Cash and cash equivalents, beginning of period                    84,062             12,065
                                                               ----------------------------

Cash and cash equivalents, end of period                          28,453             18,054
                                                               ============================